





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liccar Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle, Suite 2301
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Mitterling 312-922-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Islin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Randall Mitterling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liccar Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member and Chief Compliance Officer

Title

Notary Public

OFFICIAL SEAL
MARK J. LANGDON
NOTARY PUBLIC - INDIANA
MARION COUNTY
My Comm. Expires 06/21/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LICCAR SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

LICCAR SECURITIES, LLC



BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Liccar Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liccar Securities, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 4 to the financial statements, management of the Company filed a Form BDW on February 16, 2018 to withdraw its broker-dealer registration from the Financial Industry Regulatory Authority, Securities and Exchange Commission and other Jurisdictions due to the termination of an agreement between the Company and its primary client relationship.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 27, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

LICCAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2017
ASSETS		
Cash and cash equivalents	$	58,008
Commissions receivable		653,642
Other receivables		862
Prepaid expenses and deposits		5,465
Total assets	$	717,977
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	1,960
Commissions payable		639,250
Total liabilities		641,210
Member's equity		76,767
Total liabilities and member's equity	$	717,977

See accompanying notes to financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Liccar Securities, LLC (the "Company") was formed under the laws of the State of Illinois on May 13, 2009. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 18, 2010. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA.

The Company serves as placement agent for certain private placements of securities to select institutions and/or accredited investors. In June of 2017, the Company's membership interest was acquired by Capital Securities, LLC. The Company went through a FINRA change of ownership application and was granted the ownership change on July 1st of 2017. Thus, on July 1st of 2017, Capital Securities, LLC became the sole member and Parent of Liccar Securities LLC.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. The Company considers its investment in a money market account to be a cash equivalent. Cash and cash equivalents are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

As of December 31, 2017, and for the year ended December 31, 2017, substantially all of the Company's commissions receivable and other receivables and substantially all of the Company's commission income and private placement agent fees were attributable to a single client relationship.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations pass through to the Parent. Accordingly, the Company's financial statements do not include a provision for income taxes. Financial Accounting Standards Board (FASB) Accounting Standards Codification, (ASC) 740 Accounting for Income Taxes, requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing jurisdictions. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2017, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

2. Related-Party Transactions

On July 1st, 2017 after approval from FINRA regarding the change in ownership, the Company terminated the expense sharing agreement with Michael J. Liccar & Co., LLC (the "Related Party" until June 30, 2017). Under the terms of this agreement, the Related Party provided accounting and administrative services and paid all rent in addition to certain other expenses including personnel, telephone, and office expenses until June 30, 2017.

Included in compensation, commissions and related benefits is approximately $97,000 of commissions earned by a principal of the Parent, of which $46,000 remains unpaid as of December 31, 2017 and is included in commissions payable in the accompanying statement of financial condition.

Premises Sublease Agreement
On July 1, 2017 the Company entered into an operating office premises sublease agreement with an affiliated party of the Company. Both the Company and the affiliate have the right to terminate the sublease upon ninety days prior to written notice.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company had net capital of $55,688, which was $50,688 in excess of its required minimum net capital of $5,000. At December 31, 2017, the Company had aggregate indebtedness of $1,960, which represents accounts payable. Commission payable that is not subject to right of rescission and subordinated to claims of general creditors of $639,250 was deducted from aggregate indebtedness. As of December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 3.52%.

4. Subsequent Events

On February 16, 2018 Liccar Securities, LLC (the "Company") filed Form BDW to withdraw its broker-dealer registration from FINRA, SEC and other jurisdictions. The Company ceased its registration because it will no longer provide securities related services. Two entities that the Company provided securities related services have terminated the agreement with the Company. Management decided to cease its securities related operations since it will no longer be receiving fees under the agreement.